

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2022

Wenshan Xie
Chief Executive Officer
E-Home Household Service Holdings Ltd
Floor 9, Building 14, HaixiBaiyue Town
No. 14 Duyuan Road, Luozhou Town
Cangshan District, Fuzhou City 350001
People's Republic of China

> **Re: E-Home Household Service Holdings Ltd**
> **Amendment No. 5 to Registration Statement on Form F-3**
> **Filed April 4, 2022**
> **File No. 333-259464**

Dear Mr. Xie:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form F-3 filed on April 4, 2022

Cover Page

1.   Please revise the cover page to summarize the information provided in your supplemental response to prior comment 1. Your revised disclosure should clarify whether your counsel has opined that the risk posed to you by the dissolution of the prior VIE structure is minimal and that the CSRC will not retroactively apply the laws to your prior VIE structure.

2.   We note your revised disclosure in response to comment 2. We note that the term "we" is still being used regarding offering securities (e.g., top paragraph on prospectus cover

page, first bullet of Risk Factors Summary on page 2). Please revise to clearly disclose how you will refer to the holding company (e.g., we, E-Home, or otherwise) and how you will refer to your subsidiaries when providing disclosure throughout the document. The terms you intend to use for each entity should be clearly defined so that there is no ambiguity as to the meaning of pronouns, possessive pronouns, or abbreviated names that may appear in your disclosure. For example, if you intend to use "we" or "our" to refer to the holding company and its subsidiaries, please refrain from using such terms when describing the activities or functions of a subsidiary.

3.   Please amend your disclosure where you discuss how cash is transferred through your organization and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or a Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions.

4.   To the extent you have cash management policies that dictate how funds are transferred between you and your subsidiaries, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Prospectus Summary, page 1

5.   Please expand to identify your PRC legal counsel wherever you disclose that you relied on your PRC legal counsel. In addition, please file consent of your PRC legal counsel to be named in all sections of the registration statement in which you indicate you relied on your PRC legal counsel. In this regard, we note that Tian Yuan law firm's current consent appears to be limited to the "Risk Factors and "Legal Matters" section of the registration statement.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Stacey Peikin at 202-551-6223 or Daniel Morris at 202-551-3314 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services